State of Delaware
Secretary of State
Division of Corporations
Delivered 12:49 PM 02/27/2024
FILED 12:49 PM 02/27/2024
SR 20240716790 - File Number 4854118

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF FAIR TICKET SOLUTIONS, INC.

Fair Ticket Solutions, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provision of the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**").

2. Article numbered "First" of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

First: The name of this Corporation is IdBase Technologies Inc.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Alan Gelfand, its President, this 22 day of August, 2023.



By: ______________________
Authorized Officer

Name: Alan Gelfand
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 04/26/2022
FILED 01:40 PM 04/26/2022
SR 20221634270 - File Number 4854118

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Fair Ticket Solutions, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth   " so that, as amended, said Article shall be and read as follows:

> The amount of the total stock of this corporation is authorized to issue is 200,000,000 shares (number of authorized shares) with a par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25 day of April , 20 22 .



By: _____
Authorized Officer

Title: President

Name: Alan Gelfand
Print or Type

69

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is FAIR TICKET SOLUTIONS, INC.

and, if different, the name under which the corporation was originally incorporated

2. The Registered Office of the corporation in the State of Delaware is located at 1013 CENTRE ROAD SUITE 403-B (street), in the City of Wilmington, County of New Castle Zip Code 19805. The name of the Registered Agent at such address upon whom process against this Corporation may be served is VCORP SERVICES, LLC

3. The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 7/29/2010.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2020, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: _____
Authorized Officer

Name: Alan Gelfland, President
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:44 PM 09/16/2021
FILED 12:44 PM 09/16/2021
SR 20213263832 - File Number 4854118

STATE OF DELAWARE
CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1.   The name of the corporation is Fair Ticket Solutions, Inc.

and, if different, the name under which the corporation was originally incorporated

2.   The Registered Office of the corporation in the State of Delaware is located at 1013 Centre Road, Suite 403-B   (street), in the City of Wilmington   ,County of New Castle Zip Code 19805   . The name of the Registered Agent at such address upon whom process against this Corporation may be served is Vcorp Services, LLC

3.   The date of filing of the Corporation's original Certificate of Incorporation in Delaware was 07/29/2010   .

4.   The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5.   The corporation was duly organized and carried on the business authorized by its charter until the 1st   day of March   A.D. 2016   , at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By: _____
Authorized Officer

Name: Alan Gelfand, President
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:21 AM 08/23/2016
FILED 11:21 AM 08/23/2016
SR 20165477775 - File Number 4854118

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "FAIR TICKET SOLUTIONS, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MAY, A.D. 2013, AT 7:18 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4854118   8100

130556959

AUTHENTICATION: 0427091

DATE: 05-13-13

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:21 PM 05/09/2013
FILED 07:18 PM 05/09/2013
SRV 130556959 - 4854118 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Fair Ticket Solutions, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 11th day of April, 2013.



By: [signature]
Authorized Officer

Title: President

Name: Alan Gelfand
Print or Type

Delaware Division of Corporations
401 Federal Street – Suite 4
Dover, DE 19901
Phone: 302-739-3073
Fax: 302-739-3812

Certificate of Amendment

Dear Sir or Madam:

Enclosed please find a copy of the Certificate of Amendment to be filed in accordance with the General Corporation Law of the State of Delaware. The fee to file the Certificate is $194.00 If your document is more than 1 page, you must submit $9.00 for each additional page. You will receive a stamped filed copy of your submitted document. A certified copy may be requested for an additional $50. Should you be increasing the authorized stock, the filing fee could exceed the minimum. Expedited services are available. Please contact our office concerning these fees.   Please make your check payable to the "Delaware Secretary of State".

For the convenience of processing your order in a timely manner, please include a cover letter with your name, address and telephone/fax number to enable us to contact you if necessary. Please make sure you thoroughly complete all information requested on this form. It is important that the execution be legible, we request that you print or type your name under the signature line.

Thank you for choosing Delaware as your corporate home. Should you require further assistance in this or any other matter, please don't hesitate to call us at (302) 739-3073.

Sincerely,

Department of State
Division of Corporations

encl.
rev. 07/04

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Fair Ticket Solutions, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth   " so that, as amended, said Article shall be and read as follows:

> The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 11th   day of April   , 20 13   .

By: _____
Authorized Officer

Title: President

Name: Alan Gelfand
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FAIR TICKET SOLUTIONS, INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF JULY, A.D. 2010, AT 2:06 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4854118 8100

100784383

AUTHENTICATION: 8144616

DATE: 07-30-10

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 07/29/2010
FILED 02:06 PM 07/29/2010
SRV 100784383 - 4854118 FILE

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Fair Ticket Solutions, Inc.

- **Second:** Its registered office in the State of Delaware is to be located at
  1811 Silverside Road   Street, in the City of Wilmington
  County of New Castle   Zip Code 19810 . The registered agent in charge thereof is Vcorp Services, LLC.

Third: The purpose of the corporation is to engage in any lawful act or activity for ~~which corporations may be organized under the General Corporation Law of~~ Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
  1,000   shares (number of authorized shares) with a par value of
  .001   per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Alan Gelfand
  Mailing Address 1090 West Georgia Street Suite 600
  Vancouver, BC   Zip Code V6E 3V7

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
  29th day of July   , A.D. 20 10 .

BY: _Alan Gelfand CEO_
(Incorporator)

NAME: Alan Gelfand
(type or print)

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Fair Ticket Solutions, Inc.
  _____.

- **Second:** Its registered office in the State of Delaware is to be located at _____
  _____ Street, in the City of _____
  County of _____ Zip Code _____. The registered agent in
  charge thereof is _____
  _____.

  Third: The purpose of the corporation is to engage in any lawful act or activity for
  which corporations may be organized under the General Corporation Law of
  Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
  ____1,000_____ shares (number of authorized shares) with a par value of
  _____.001_____ per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name ___Alan Gelfand_____
  Mailing Address ___1090 West Georgia Street, Suite 600
  Vancouver, BC___ Zip Code ___V6E 3V7

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the
  State of Delaware, do make, file and record this Certificate, and do certify that the
  facts herein stated are true, and I have accordingly hereunto set my hand this
  ___29th___ day of ___July_____, A.D. 20 _10___.

  BY:___Alan Gelfand CP_____
  (Incorporator)

  NAME:|___Alan Gelfand_____|
  (type or print)